UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Washington Trust Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

940610108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 940610 10 8

1.	Names of Reporting Persons Jean M. Wallace

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,068,417

	6.	Shared Voting Power 915,000

	7.	Sole Dispositive Power 1,068,417

	8.	Shared Dispositive Power 915,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,983,417

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.5137%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 940610 10 8

1.	Names of Reporting Persons Jean and David W. Wallace Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 915,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 915,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 915,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3116%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Washington Trust Bancorp, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 23 Broad Street, Westerly, RI 02891

Item 2.
	(a)	Name of Person Filing (i) Jean M. Wallace; (ii) Jean and David W. Wallace Foundation
(b)

Address of Principal Business Office or, if none, Residence
Address for Jean M. Wallace:
680 STEAMBOAT ROAD, GREENWICH, CT 06830

Address for Jean and David W. Wallace Foundation:
680 STEAMBOAT ROAD, GREENWICH, CT 06830

	(c)	Citizenship Jean M. Wallace – United States Jean and David W. Wallace Foundation – Delaware
	(d)	Title of Class of Securities Common Stock, $.0625 par value
	(e)	CUSIP Number 940610 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.	Ownership
For Jean M. Wallace: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,983,417
	(b)	Percent of class: 11.5137%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 1,068,417
		(ii)	Shared power to vote or to direct the vote: 915,000
		(iii)	Sole power to dispose or to direct the disposition of: 1,068,417
		(iv)	Shared power to dispose or to direct the disposition of: 915,000

For the Jean and David W. Wallace Foundation
	(d)	Amount beneficially owned: 915,000
	(e)	Percent of class: 5.3116%
	(f)	Number of shares as to which the person has:
		(v)	Sole power to vote or to direct the vote: 0
		(vi)	Shared power to vote or to direct the vote: 915,000
		(vii)	Sole power to dispose or to direct the disposition of: 0
		(viii)	Shared power to dispose or to direct the disposition of: 915,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2018
/s/ Jean M. Wallace
Jean M. Wallace

Jean and David W. Wallace Foundation

	By:	/s/ Jean M. Wallace
	Name:	Jean M. Wallace
	Title:	Trustee

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).